UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Referrizer, LLC

Legal status of Issuer:

> *Form:*
>
> LLC
>
> *Jurisdiction of Incorporation/Organization:*
>
> Florida
>
> *Date of Organization:*
>
> October 31, 2013

Physical Address of Issuer:

7860 W. Commercial Blvd., #741, Lauderhill, FL 33351, United States

Website of Issuer:

https://referrizer.com

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$886,275	$1,114,034
Cash & Cash Equivalents	$619,532	$775,271
Accounts Receivable	$0	$0
Current Liabilities	$128,733	$43,653
Long-Term Liabilities	$483,525	$504,314
Revenues/Sales	$3,864,279	$2,572,813
Cost of Goods Sold	$565,647	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(835,455)	$(427,119)

Table of Contents

March 28, 2023

Referrizer, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Referrizer, LLC ("**Referrizer,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://referrizer.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including <u>Exhibit A</u> and <u>Exhibit B</u>, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Andrija Cvijovic
(Signature)

Andrija Cvijovic
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrija Cvijovic
(Signature)

Andrija Cvijovic
(Name)

Manager
(Title)

March 28, 2023
(Date)

/s/George O'Leary
(Signature)

George O'Leary
(Name)

Manager
(Title)

March 28, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
March 28, 2023

Referrizer, LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Referrizer, LLC, is an advanced automated marketing platform to help local businesses grow through cutting-edge technology combined with hands-on support. The Company was formed in Florida as a limited liability company on October 31, 2013.

The Company is located at 7860 W. Commercial Blvd., #741, Lauderhill, FL 33351, United States.

The Company's website is www.referrizer.com.

The Company is headquartered and qualified to conduct business in Florida. The Company also sells its products and services through the Internet and throughout the United States, Canada, Great Britain and Australia.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

6

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, directors and key employees.

We are dependent on our executive officers, directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, specifically the FCC and TCPA regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Referrizer, LLC's (the "**Company**") mission is to help grow local businesses through cutting-edge technology combined with incredible hands-on support. The Company offers an automated marketing system that helps businesses attract new customers, increase repeat purchases and generate long term sustainable results. It's an all-in-one communications platform that increases referrals, boosts retention and improves a company's Google reputation. Referrizer helps clients transform their existing customers into a 24-hour sales force, promote their business without having to spend any additional time or money, utilize their existing customer database to generate additional revenue, encourage their customers to visit the client's business more often and for longer periods of time, convert more leads into long term customers with the Company's Advanced CRM and Lead Management System, and track all client communications in one dashboard.

Business Plan

The Company plans to significantly expand its business by increasing sales and hiring additional employees to support its growth. The Company also plans to invest heavily in product research and development, and to hire additional experienced executives to guide it through its expansion.. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Referral Marketing	Our Referral Marketing automation program helps local businesses get more quality customers through referrals. Businesses can create a custom referral campaign that can generate more referrals and better online exposure.	Local brick and mortar businesses excluding e-commerce and online businesses.
Reputation Management	With our Referrizer's Smart Review Technology, businesses can prevent bad reviews from leaking into the internet-o-sphere and damaging your online reputation while generating a great number of positive online reviews.	Local brick and mortar businesses excluding e-commerce and online businesses.
Loyalty Program	Our Loyalty Program has multiple ways to engage customers and keep them coming back to the business.	Local brick and mortar businesses excluding e-commerce and online businesses.
Marketing Automation	With Referrizer's Marketing Automation, businesses can connect with their customers through each part of the customer journey. Increase conversion ration, reduce churn or increase revenue- fully automated.	Local brick and mortar businesses excluding e-commerce and online businesses.
Agency Services	Referrizer Agency services brings additional value to Referrizer clients. It helps them generate more new clients using Paid Digital Ads. Referrizer Agency services brings additional value to Referrizer clients.	Local brick and mortar businesses excluding e-commerce and online businesses.

	It helps them generate more new clients using Paid Digital Ads.	
Email Marketing	Full-featured, easy to use, email marketing software enables businesses to send offers, updates, newsletters to their contacts to keep them engaged.	Local brick and mortar businesses excluding e-commerce and online businesses.
Text Marketing	Text Marketing is one of the most efficient ways to communicate with a mass number of clients. Businesses can send bulk SMS messages to their subscribed customers and get up to 5x better responses compared to traditional email marketing.	Local brick and mortar businesses excluding e-commerce and online businesses.
Landing Pages	With Referrizer Landing Page builder, businesses can create an unlimited number of SEO-optimized Landing pages and increase their online exposure.	Local brick and mortar businesses excluding e-commerce and online businesses.
Website Popup Widget	Referrizer Poprup Widget is designed to increase conversion of existing website and generate more leads and referrals without need to redesign whole website.	Local brick and mortar businesses excluding e-commerce and online businesses.
Partner Up Network	PartnerUp network helps local businesses connect, communicate, collaborate and refer each other businesses.	Local brick and mortar businesses excluding e-commerce and online businesses.
Smart Wi-Fi	With Smart Social Wi-Fi, businesses are able to offer complementary Wi-Fi to their customers, while at the same time collecting valuable information, and engaging their clients into loyalty and referral program.	Local brick and mortar businesses excluding e-commerce and online businesses.
Smart Line	Referrizer offers a 10-digit dedicated business phone number that is used for a 2-way text marketing, call forwarding and quality assurance.	Local brick and mortar businesses excluding e-commerce and online businesses.

Competition

The markets in which our products are sold are highly competitive. The Company's major competitors are as follows: (i) LoyalSnap, which is a full-service marketing and automation tool for fitness studios; (ii) SignPost, which is a technology company that develops CRM and marketing automation software for local businesses to build relationships with new and existing customers; (iii) FiveStars, which is an all-in-one payments and marketing platform that combines easy-to-use technology, customizable rewards and promotions, and automation; (iv) Perkville, which is an all in one referral and rewards program which automatically connects with your point of sale or scheduling system to automatically reward the actions you define; (v) BirdEye, which is an all in one customer experience and reviews software for multi-location businesses allowing you to collect and manage reviews, convert leads, run surveys and get referrals all in one place; (vi) Listen360, which is a customer engagement software that develops a feedback pipeline to improves businesses and satisfy customers; (vii) MyEmma, which is email marketing's smartest toolset allowing businesses to connect their data, build their audience and market themselves successfully; and (viii) ZenReach, which is a walk-through marketing platform for brick and mortar businesses helping to build customer lists, track subsequent visits, and serve targeted messages.

Customer Base

Referrizer currently serves over 1,200 local businesses. We work with small mom and pop shops, as well as large franchise chains and multi-location corporate accounts. Our focus is to target businesses in the health & wellness, fitness, spa, and salon industry but, we also serve businesses specializing in education, such as dance studios, children's enrichment programs and music schools, as well as the hospitality industry, mostly restaurants and bars.

Supply Chain

The Company is dependent on certain third-party vendors to provide its services to its customers. Specifically, we rely on SMS vendors such as Twilio, Signal Wire and Plivo for utilizing phone, voice and SMS services; Email vendors such as ElasticMail and Sendgrid for distributing emails on behalf of its clients; and Amazon AWS for hosting our applications. Although the Company is dependent upon these certain third party vendors, the Company has access to alternate service providers in the event these current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.referrizer.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to FCC and TCPA regulations. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrija Cvijovic	Chief Executive Officer, Founder and Chairman	CEO and Founder of Referrizer, LLC, 2013 – Present Responsible for sales, operations, and general CEO responsibilities	Faculty of Technical Sciences, University of Novi Sad, Serbia, Bachelor's and Master's, Logistics, 2007
George O'Leary	Chief Financial Officer and Vice-Chairman	Vice Chairman and CFO of Referrizer, LLC, 2014 – Present Responsible for strategic planning, capital raising and reviewing financial statements. CFO of HealthLynked Corporation, 2015 – Present Responsible for Finance and Accounting, Capital Raising, HR, M&A, and strategic planning. President and Founder of SKS Consulting of South Florida Corp., 2002 – Present Responsible for helping public and private companies in finance, strategic planning and implementation of operating plans. Vice Chairman of the Board of Directors of Timios Holdings Corporation, 2014-2021 Responsible for strategic planning and financial review and sale of the company. strategic planning and financial review and sale of the company. CFO MedOfficeDirect, LLC, 2014 – 2018 Responsible for finance and accounting, capital raising and strategic planning.	Sienna College, B.B.A., Accounting, 1984

Zoran Djukic	Chief Technology Officer	CTO of Referrizer, LLC, 2013 – Present Responsible for Technology and development of Referrizer SAAS Platform	Faculty of Technical Sciences, University of Novi Sad, Serbia, MSc, Informatics-Information Systems, 2015
Christopher Torres	Chief Product Officer	CPO of Referrizer, LLC, 2021– Present Recruit, manage, and grow the product team to execute the vision of transforming Referrizer into the leading local business marketing automation platform. Uptu, Senior User Experience Lead, 2020 – 2021 Lead a team of UX designers and business analysts to design and develop the MYP for a competitive social media platform which included a mobile app, web app, advertising platform, app landing pages, and business website. Photon, Senior User Experience Designer (remote contract), 2020 Scope and plan user experience design activities for a prescription drug pricing platform which involved understanding and incorporating complex technical and business requirements to create intuitive user-centered design solutions. LTI Larsen & Toubro Infotech, Senior UX Solutions Architect (contract), 2019 UX/UI Design Leader that supported delivering industry leading processes and tools with cloud platforms for the City National Bank client.	Completed High School, 2000

Biographical Information

Andrija Cvijovic: Andre is the CEO and Founder of the Company. He is an expert in design, development, sales and marketing and delivery of cost effective, high-performance online marketing solutions. Andre has extensive qualifications in all facets of business life cycle development, from initial feasibility analysis and conceptual design through documentation, implementation, user training and enhancement. He combines expertise in strategic planning, marketing and business development with sophisticated sales and marketing skills. Andre comes from Serbia (Former Yugoslavia) where he started his first business at 14 years old and his first marketing company at age 18. Andre left Serbia after graduating with his master's degree in Logistics and Process optimization from Faculty of Technical Science in 2007. He moved to Canada at the age of 25. In Canada, Andre started his second marketing company "Canadian Wide Web". In 2009, Andre moved to Florida where he started his third marketing company Mak

Marketing LLC which was the predecessor of the Company. In 2013, Andre started the Company which is now a $2M annual referral marketing automation company with over 1,200 paying clients world-wide.

<u>George O'Leary</u>: George is currently the Vice Chairman and CFO of the Company. He also is a board member and full time CFO for HealthLynked Corporation, a digital healthcare company listed on the OTCQB Markets under the symbol HLYK, with a current market capitalization of $60M. George was integral in helping HealthLynked raise over $15M in the last 4 years. George was Vice Chairman of Timios Holding Corp during his 6-year tenure as a venture capitalist. During that time, the company grew from $25M revenue to $80M (TTM) with $11.5M (TTM) EBITDA and was recently sold to Ideanomics (Nasdaq: IDEX) for $45M in January of 2021. He also served as CEO and President of Communication Resources Inc. where he grew annual revenues from $5M to $40M during the period 1996 – 2000. George previously was a former Vice President of Cablevision Industries from 1988 to 1996 where he ran a $125M business until being sold to Time Warner in 1996. George was previously a CPA with Peat Marwick and Mitchell, now KPMG, from 1984 to 1987.

<u>Zoran Djukic</u>: Zoran Djukic is the CTO of the Company. Zoran is an energetic CTO with 10+ years of experience and proven leadership skills. In this role, he is accountable for research and development (R&D), as well as the company's technological needs, strategy, business processes and cross-functional delivery. Zoran comes from Serbia, he graduated Computer Science with a master's degree and average grade 10 out of 10 at Faculty of Science, Novi Sad. Before joining the Company, Zoran worked as Technical Lead for Synechron, leading a team of 12 developers to maintain and improve Fintech applications for big clients like Allianz and Axa. Zoran has been with the Company since inception, creating the project from scratch and now leading the whole development team of the Company to success.

<u>Christopher Torres</u>: Christopher is currently the Chief Product Officer at the Company. His ability to communicate important design decisions with key stakeholders and team members is what sets him apart in the tech industry. Christopher is an expert in growth strategy, user experience, information architecture, market share optimization, and increasing usability and user retention. He specializes in user research strategy including user journey mapping, mental models, user persona interviews, and focus groups in order to organize data into scalable market demand and automated growth models. Previously, Christopher studied digital marketing for over 7 years which led him to opening a digital agency in August of 2012 and soon afterwards he began providing design and growth strategy consulting services to startup founders under his subsidiary brand "Startup Launch Program" which he founded in April of 2014. He has practiced user experience design for over 14 years and has a combined total of over 20 years of visual design experience utilizing various industry leading design tools, and has even trained students at the first ux/ui immersive bootcamp hosted by Wyncode in Miami, FL in February of 2018. Christopher spent over 6 months living in San Francisco, the heart of Silicon Valley in order to further his understanding of the tech startup world in December of 2019.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized equity interests consists of 5,000,000 Class A Membership Units (the "**Class A Units**") and 100,000,000 Class B Membership Units (the "**Class B Units**"). Additionally, the Company has established the Referrizer LLC 2018 Equity Incentive Plan for which 10,000,000 Class B Units are authorized for issuance thereunder. At the filing of this Form C-AR, 1,000,000 Class A Units and 32,971,720 Class B Units (including 2,587,476 Class B Units issued under the 2018 Equity Incentive Plan) are issued and outstanding. Additionally, the Company has an additional 7,412,524 Class B Units available for issuance under the 2018 Equity Incentive Plan.

Outstanding Equity Interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Class A Units
Amount Outstanding	1,000,000
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units which may dilute the Security.

Type	Class B Units
Amount Outstanding	32,971,720
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class B Units which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$75,614*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $18,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $1,482 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$500,000*
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $2,486 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	June 15, 2051

*On December 21, 2021, the SBA approved an increase in the amount of the EIDL Loan from $150,000 to $500,000. As such, the monthly loan payment changed from $731 to $2,486.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Units	$534,143	1,871,630	General Working Capital	October 14, 2020; February 27, 2021; March 29, 2021; September 23, 2022; October 15, 2022; December 16, 2022	Reg. D Rule 506(b)
Class B Units	$0	1,829,060	N/A	December 31, 2019; December 31, 2020; July 3, 2021; October 5, 2021; December 31, 2021; October 5, 2022; October 14, 2022; December 31, 2022	Section 4(a)(2)
Convertible Note*	$50,000	1	General Working Capital	April 1, 2020	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$75,614**	190	General Working Capital	September 16, 2022	Reg. CF

*Converted into 263,158 of Class B Units on December 4, 2020 using a conversion price of $0.19 per share.

***Includes $1,482 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Andrija Cvijovic	1,000,000 Class A Units 21,551,842 Class B Units	74.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Referrizer, LLC, (the "**Company**") was formed on October 31, 2013, under the laws of the State of Florida, and is headquartered in Lauderhill, FL.

Cash and Cash Equivalents

As of February 28, 2023, the Company had an aggregate of approximately $537,000 in cash and cash equivalents, leaving the Company with 15 months of runway.

Liquidity and Capital Resources

In September 2022, the Company completed an offering pursuant to Regulation CF and raised $74,132.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
March 28, 2023

Referrizer, LLC



Referrizer LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase BUS CHK	278,248.61
Stripe	40,320.58
Wells Fargo Checking 1236	300,963.49
Total Bank Accounts	**$619,532.68**
Total Current Assets	**$619,532.68**
Fixed Assets	
Computers & Equipment	9,034.00
A/D - Computers & Equipment	-6,380.41
Total Computers & Equipment	**2,653.59**
Total Fixed Assets	**$2,653.59**
Other Assets	
Capitalized Software Dev Costs	901,797.58
Accum Amort - Software Cap	-637,708.46
Total Capitalized Software Dev Costs	**264,089.12**
Total Other Assets	**$264,089.12**
TOTAL ASSETS	**$886,275.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	155.00
Total Accounts Payable	**$155.00**
Credit Cards	
Credit Card	0.00
Amazon Store Card	1,308.33
AMEX	2,809.79
CapOne 3546	49,972.34
CapOne 5785	41,439.57
Chase 0729	2,972.93
Chase 5005	373.99
Chase 5432	29.00
Citi 4398	418.79
Total Credit Card	**99,324.74**
Total Credit Cards	**$99,324.74**
Other Current Liabilities	
Deferred Revenue	29,254.00

Referrizer LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Other Current Liabilities	**$29,254.00**
Total Current Liabilities	**$128,733.74**
Long-Term Liabilities	
SBA Loan	483,525.00
Total Long-Term Liabilities	**$483,525.00**
Total Liabilities	**$612,258.74**
Equity	
Investor Equity	1,670,824.54
Owners Draws	-71,795.40
Retained Earnings	-489,570.51
Net Income	-835,441.98
Total Equity	**$274,016.65**
TOTAL LIABILITIES AND EQUITY	**$886,275.39**

Referrizer LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	3,864,279.52
Total Income	**$3,864,279.52**
Cost of Goods Sold	
Cost of Goods Sold	565,647.26
Total Cost of Goods Sold	**$565,647.26**
GROSS PROFIT	**$3,298,632.26**
Expenses	
Advertising	6,627.04
Advertising Call Center	20,892.28
Expo and tradeshow	31,621.49
Facebook Ads	59,174.82
Google ads	37,008.02
Hiring	19,516.51
PR	3,600.00
Total Advertising	**178,440.16**
Amort Exp - Software Cap	311,963.51
Bank Charges	5,697.98
Car Maintenance	1,358.77
Dues & Subscriptions	193.36
Education - Seminars	1,000.00
Employee Welfare	7,873.58
Executive Pay	146,195.69
Gift Card	588.00
Insurance	5,870.25
Interest Expense	148.54
Legal & Professional Fees	12,050.00
Accounting & Audit	9,509.09
Total Legal & Professional Fees	**21,559.09**
Meals and Entertainment	5,146.80
Office Expenses	71,781.38
Office Equipment	500.00
Office Supplies	9,056.18
Software Subscription	185,214.65
Training and Education	122,637.69
Website, Hosting and Maintenance	16,538.80
Total Office Expenses	**405,728.70**
Other General and Admin Expenses	1,197.00
Phone	3,336.94
Rent or Lease	29,400.00
Shipping and delivery expense	1,962.51

Referrizer LLC

Profit and Loss
January - December 2022

	TOTAL
Subcontractors	
HR and Admin	15,466.80
Sales Commission	1,248,952.66
Subcontractor - Developers	238,853.35
Subcontractor - Product	351,086.38
Subcontractor - Support	300,695.84
Subcontractor- Marketing	131,353.61
Subcontractor-Agency	262,146.84
Total Subcontractors	**2,548,555.48**
Travel	15,793.86
Air Ticket	2,478.34
Car Payment	18,546.18
Fuel	196.10
Hotel	5,114.05
Parking	45.70
Rental Car	126.99
Toll	410.00
Total Travel	**42,711.22**
Travel Meals	662.26
Uncategorized Expense	757.63
Utilities	6,138.57
Total Expenses	**$3,726,486.04**
NET OPERATING INCOME	**$ -427,853.78**
Other Income	
Other Ordinary Income	200.00
Total Other Income	**$200.00**
Other Expenses	
Miscellaneous	
Equity non-cash compensation	407,801.93
Total Miscellaneous	**407,801.93**
Total Other Expenses	**$407,801.93**
NET OTHER INCOME	**$ -407,601.93**
NET INCOME	**$ -835,455.71**